UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 3, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

AND MAJOR TRANSACTION

Reference is made to the announcements of the Company dated 15 October 2010 and 16 January 2013 and the circular of the Company dated 29 October 2010 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on- going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 25% but be less than 75%, therefore they also constitute major transactions pursuant to the Listing Rules and are accordingly subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Entities and CES Finance Entities had not previously provided any such services to the Group and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31, such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

In respect of the transactions under the Catering Services Renewal Agreement, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% on an annual basis, such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

Apart from: (1) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement, as the relevant percentage ratios set out in the Listing Rules in respect of the transactions under each Renewed Continuing Connected Transaction are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

With respect to the provision of loan and financing services under the Financial Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to approval by the Independent Shareholders at the EGM.

A.	RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

Background

Reference is made to the announcements of the Company dated 15 October 2010 and 16 January 2013 and the circular of the Company dated 29 October 2010 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions. These agreements are set out as follows:

	Agreements	Counterparties and connected person relationship

1.	Property Leasing Renewal Agreement	CEA Holding.

2.	Financial Services Renewal Agreement	東航集團財務有限責任公司(Eastern Air Group Finance Company Limited) (the “Eastern Air Finance Company”), which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding.

東航金戎控股有限責任公司(CES Finance Holding Co., Ltd) (the “CES Finance”), which is a wholly-owned subsidiary of CEA Holding.

3.	Import and Export Agency Renewal Agreement	東方航空進出口有限公司(Eastern Aviation Import & Export Company) (the “Eastern Aviation Import & Export Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

4.	Catering Services Renewal Agreement	東方航空食品投資有限公司(Eastern Air Catering Investment Co. Ltd.) (the “Eastern Air Catering Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

5.	Sales Agency Services Renewal Agreement	上海東美航空旅遊有限公司(Shanghai Dongmei Aviation Tourism Co., Ltd.) (“Shanghai Dongmei”), which is directly interested as to 72.2% by, and is thus an associate of, CEA Holding.

6.	Maintenance and Repair Services Renewal Agreement	上海東方航空實業有限公司(CEA Development Co.) (“CEA Development”), which is directly interested as to 95% by, and is thus an associate of, CEA Holding.

7.	Advertising Services Renewal Agreement	東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) (the “Eastern Aviation Advertising Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

Certain charges for the services under the above agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm’s length basis. The terms of these transactions are, as currently anticipated, no less favourable than the terms as may be available to the Group from independent third parties and are, in the Directors’ view, fair and reasonable and in the interests of the Company’s shareholders as a whole.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the Renewed Continuing Connected Transactions. These annual caps are, to the extent appropriate, determined by reference to factors including historical figures and expected future business growth which, in the Directors’ view, are fair and reasonable.

1.	Property Leasing Renewal Agreement

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Please refer to the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 6 of the Company’s announcement dated 15 October 2010 for the background and history of the Existing Property Leasing Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding on substantially the same terms (the “Property Leasing Renewal Agreement”). Pursuant to the Property Leasing Renewal Agreement, the Company will lease from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

(a)	a maximum of altogether 36 land properties owned by CEA Northwest, covering an aggregate site area of approximately 713,632 square metres together with a total of 172 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 240,601 square metres;

(b)	a maximum of altogether 3 land properties owned by CEA Yunnan, covering an aggregate site area of approximately 43,258 square metres together with a total of 24 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 77,401 square metres;

(c)	building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square metres located in Shijiazhuang;

(d)	building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square metres located in Taiyuan;

(e)	a total of altogether 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square metres located in Shanghai;

(f)	a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(g)	other property facilities owned by CEA Holding as may be leased to the Company from time to time due to the urgent business needs of the Company.

In addition to and on the terms and conditions to be further agreed, the Company shall lease some of the properties legally owned or leased by the Group to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding.

Term

The Property Leasing Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Property Leasing Agreement will be terminated.

Pricing

Under the Property Leasing Renewal Agreement, the annual rental payable by the Company to CEA Holding and its subsidiaries, or by the subsidiaries of CEA Holding to the Company, shall be determined based on the specific property to be leased as negotiated based on prevailing market rates and on an arm’s length basis, and shall be no less favourable than those offered by CEA Holding and/ or its subsidiaries or the Group to independent third parties. The Company expects the annual rental payable to CEA Holding and its subsidiaries under the Existing Property Leasing Agreement to increase as CEA Holding re-evaluated the properties to be leased under the Property Leasing Renewal Agreement with reference to the increased rental in the property rental market in different regions in the PRC. Such rental is payable half-yearly in advance.

Reasons for and benefits of the transactions

The Group’s civil aviation business comprise businesses previously operated by CEA Northwest, CEA Yunnan and CEA Holding. Accordingly, properties currently held, occupied and/or used by CEA Northwest, CEA Yunnan and CEA Holding associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. The Company therefore entered into the Property Leasing Renewal Agreement which secures the Group its right to use the relevant properties at rentals which are no higher, and thus no less favourable, than the prevailing market rates.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures for the rentals paid by the Company in respect of the Existing Property Leasing Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB55,140,000 and RMB66,763,000 respectively.

Annual caps

The rental payable by the Company to CEA Holding in previous years was based on the valuation in 2005. Taking into account the rise in property rentals in the property leasing market in recent years and the expected continuous rise in the future, it is expected that the annual rental payable by the Company under the Property Leasing Renewal Agreement will not exceed RMB110,000,000, RMB125,000,000 and RMB150,000,000 for each of the three financial years ending 31 December 2014, 2015 and 2016 respectively.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of transactions regarding leasing of properties by CEA Holding and its subsidiaries to the Company under the Property Leasing Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

As the transactions regarding leasing of properties by the Company to the subsidiaries of CEA Holding under the Property Leasing Renewal Agreement are expected to be minimal, such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements pursuant to Rule 14A.31 of the Listing Rules. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

2.	Financial Services Renewal Agreement

The Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission.

CES Finance is principally engaged in industry investment, real estate investment and development, investment management, corporate property trust management, investment consultant (excluding broker), metal materials, chemical products (excluding hazardous products), sales of edible agricultural products and import and export of cargo and technology.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 10 of the Company’s announcement dated 15 October 2010, the Company’s announcement dated 16 January 2013 and the Company’s circular dated 29 October 2010, for the background and history of the Existing Financial Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company and CES Finance, pursuant to which the Eastern Air Finance Company and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed) (the “Financial Services Renewal Agreement”).

Term

Subject to approval being obtained from the Independent Shareholders at the EGM in respect of the provision of deposit services only, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Renewal Agreement:

(a)	The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the People’s Bank of China for similar deposits;

(b)	The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China for similar services; and

(c)	In respect of the provision of other financial services, the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity and CES Finance Entity shall be determined by reference to the applicable standard fees and charges as specified by regulatory authorities such as the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by any regulatory authorities such as the People’s Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity and CES Finance Entity on terms no less favourable than terms available from commercial banks or broker companies in the PRC. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity in the performance of the Financial Services Renewal Agreement.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of utilisation of each service.

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the relevant rates set by the People’s Bank of China, and will be able to obtain loans and financing from the respective Eastern Air Finance Entity at interest rates no higher than such rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks.

Accordingly,

(a)	With regard to the transactions relating to the provision of loan and financing services and “other financial services” under the Financial Services Renewal Agreement, the Directors believe that the entering into such transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole; and

(b)	With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding, at present, the independent non-executive Directors) believe that the entering into such transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole. As such transactions will be subject to approval by the Independent Shareholders at the EGM, the independent non-executive Directors shall establish the Independent Board Committee to advise the Independent Shareholders in respect of such transactions via the circular to be issued by the Company and despatched to its shareholders no later than 26 September 2013 in accordance with the Listing Rules.

Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB3,803,000,000 and RMB3,916,000,000 respectively. No financial services other than deposit and loan and financing services were provided to the Group in respect of the Existing Financial Services Agreement for the two financial years ended 31 December 2011 and 2012.

Annual caps

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on the fact that: (i) the Group’s cash flow and cash needs are expected to increase as a result of the anticipated business growth and expansion of the Group due to the continuous development of the domestic economy and the air transportation market; (ii) in order to improve capital efficiency, the Group has further strengthened the centralized management of its funds, which results in an increase in cash flow during peak seasons and thus an increase in the demand for deposits, and an increase in the demand for loans during off-season or peak seasons for investments; and (iii) the balance from foreign exchange management and settlement of the Group through the Eastern Air Finance Entities may gradually increase as a result of the Eastern Air Finance Entities becoming the pilot platform for State Administration Foreign Exchange to operate centralized foreign exchange for headquarters of multi-national companies.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency.

The PRC economy and the domestic and overseas air transportation market are anticipated to continue to grow in the near future. Accordingly, it is expected that the volume of the Group’s cashflow and cash needs will increase.

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits and the maximum daily outstanding balance of loans as contemplated under the Financial Services Renewal Agreement are not expected to exceed RMB6,000,000,000, RMB6,500,000,000 and RMB7,000,000,000 for each of the three financial years ending 31 December 2014, 2015 and 2016, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Listing Rules implications

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 25% but be less than 75%, therefore they also constitute major transactions pursuant to the Listing Rules and are accordingly subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Entities and CES Finance Entities had not previously provided any such services to the Group and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31, such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

3.	Import and Export Agency Renewal Agreement

The Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the paragraphs headed “Import and Export Agency Agreement” on pages 10 to 12 of the Company’s announcement dated 15 October 2010 for the background and history of the Existing Import and Export Agency Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement with the Eastern Aviation Import & Export Company on substantially the same terms, pursuant to which the Eastern Aviation Import & Export Company and its subsidiaries (each an “Eastern Aviation Import & Export Entity” and collectively the “Eastern Aviation Import & Export Entities”) will from time to time as its agent provide the Group with agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group (the “Import and Export Agency Renewal Agreement”).

Term

The Import and Export Agency Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Import and Export Agency Agreement will be terminated.

Pricing

Under the Import and Export Agency Renewal Agreement, the Company shall pay commissions and expenses to the respective Eastern Aviation Import & Export Entity for the import and export agency services it provides at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

The rates charged by the respective Eastern Aviation Import & Export Entity in respect of the import and export agency services pursuant to the Import and Export Agency Renewal Agreement are comparable to those offered by independent third parties to the Group, and are generally on no less favourable terms than those provided by third parties.

As the Import and Export Agency Renewal Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the underlying subject agreement.

Reasons for and benefits of the transaction

The Eastern Aviation Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver timely services to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export agency services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Agency Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB57,682,000 and RMB78,756,000 respectively.

Annual caps

Based on the historical figures above, and taking into account factors such as the anticipated expansion and development of the Group’s business and the Company’s plan to introduce aircraft in the future, the total amounts of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities under the Import and Export Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB120,000,000, RMB135,000,000 and RMB150,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Import and Export Agency Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

4.	Catering Services Renewal Agreement

The Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 17 of the Company’s announcement dated 15 October 2010 and the Company’s circular dated 29 October 2010 for the background and history of the Existing Catering Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries (each a “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (the “Catering Services Renewal Agreement”).

Term

Subject to approval being obtained from the Independent Shareholders at the EGM, the Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears, within 90 days of the receipt of invoices issued by the respective Eastern Air Catering Entity.

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and has local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operations. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB737,827,000 and RMB783,384,000 respectively.

Annual caps

Based on factors such as the historical figures, the expected expansion and development of the Group’s business and fleet structure, and the Eastern Air Catering Entity’s plan to establish new catering companies in Chengdu and Beijing, which will provide catering services for the branches of the Company in Sichuan starting from 2015 and for China United Airlines Limited, a subsidiary of the Company, starting from 2016 respectively, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB1,000,000,000, RMB1,230,000,000 and RMB1,460,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to exceed 5% on an annual basis, such transactions therefore constitute non- exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

5.	Sales Agency Services Renewal Agreement

Shanghai Dongmei, and its subsidiaries (each a “Shanghai Dongmei Entity” and collectively the “Shanghai Dongmei Entities”) are companies principally engaged in the business of providing agency services in relation to sale of domestic and international air tickets. The Shanghai Dongmei Entities have established local operating centres in Shanghai.

Please refer to the paragraphs headed “Sales Agency Services Renewal Agreements” on pages 18 to 20 of the Company’s announcement dated 15 October 2010 for the background and history of the Existing Sales Agency Services Agreements.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Sales Agency Services Agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei Entities will from time to time provide the Group as its agents with services for sale of air tickets and with complementary services required in the daily airline operations and civil aviation business of the Group (collectively, the “Sales Agency Services Renewal Agreement”).

Term

The Sales Agency Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Sales Agency Services Agreement will be terminated.

Pricing

Under the Sales Agency Service Renewal Agreement, the Shanghai Dongmei Entities charge commissions at a rate by reference to that prescribed by the Civil Aviation Administration of China and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears.

Reasons for and benefits of the transaction

The Company has always been focusing on enhancing its marketing and sales strategies and efforts, and has been actively involved in the promotion and expansion of its sales network and market share. Shanghai Dongmei Entities are able to offer services for sale of air tickets and related complementary services at standard terms and rates prescribed by Civil Aviation Administration of China and the International Aviation Transportation Association.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total commissions paid by the Group in respect of the Existing Sales Agency Services Agreements for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB20,361,000 and RMB19,836,000 respectively.

Annual caps

In the first half of 2013, the Group completed the acquisitions of 昆明東美航空旅 遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd) and 西安東美航空旅遊 (集團)有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd) which are principally engaged in the business of providing services in relation to sale of air tickets, it is expected that the total amounts of commissions payable by the Company to Shanghai Dongmei Entities will significantly decrease. Based on the aforesaid situation, and factors such as the anticipated expansion and development of the Group’s business, the total amounts of commissions payable by the Company to the Shanghai Dongmei Entities under the Sales Agency Services Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB30,000,000, RMB30,000,000 and RMB30,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Sales Agency Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

6.	Maintenance and Repair Services Renewal Agreement

CEA Development is principally engaged in the business of providing metal materials, construction materials, chemical materials, general equipment, electronic appliances, groceries, ground equipment maintenance and labor services.

Please refer to the paragraphs headed “Maintenance and Repair Services Renewal Agreement” on pages 12 to 15 of the Company’s announcement dated 15 October 2010 for the background and history of the Existing Maintenance and Repair Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Maintenance and Repair Services Agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide certain services to the Company, including: (a) maintenance and repair services to the Company’s aeroplanes and automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (d) aircraft on-board supplies; and (e) warehousing management (the “Maintenance and Repair Services Renewal Agreement”).

Term

The Maintenance and Repair Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Maintenance and Repair Services Agreement will be terminated.

Pricing

Under the Maintenance and Repair Services Renewal Agreement, the service fees in relation to the provision of the above services and the purchase price in relation to procurement and supply of equipment and materials payable to the respective CEA Development Entity shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective CEA Development Entity to independent third parties. Such service fees are payable quarterly in arrears.

The rates charged by the respective CEA Development Entity pursuant to the Maintenance and Repair Services Renewal Agreement are comparable to those offered by independent third parties to the Group, and are generally on no less favourable terms than those provided by independent third parties.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total amounts paid by the Group in respect of the Existing Maintenance and Repair Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB102,614,000 and RMB121,854,000 respectively.

Annual caps

Based on such historical figures, and factors such as the expected expansion and development of the Group’s business, the increase in labour cost and the increase in raw material prices, the total amounts payable by the Company to CEA Development Entities under the Maintenance and Repair Services Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB150,600,000, RMB173,200,000 and RMB199,200,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Maintenance and Repair Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

7.	Advertising Services Renewal Agreement

The Eastern Aviation Advertising Company is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

Please refer to the paragraphs headed “Advertising Services Renewal Agreement” on pages 20 to 22 of the Company’s announcement dated 15 October 2010 for the background and history of the Existing Advertising Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with the Eastern Aviation Advertising Company on substantially the same terms, pursuant to which the Eastern Aviation Advertising Company and its subsidiaries (each an “Eastern Aviation Advertising Entity” and collectively the “Eastern Aviation Advertising Entities”) will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (the “Advertising Services Renewal Agreement”).

Term

The Advertising Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Renewal Agreement, the service fees payable to the respective Eastern Aviation Advertising Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Aviation Advertising Entity to independent third parties.

At the beginning of each calendar year, the Company will pay the Eastern Aviation Advertising Entities a lump sum representing its budgeted advertising expenses for that year, and the Eastern Aviation Advertising Entities shall accordingly structure and carry out their advertising functions for the Group, and shall offset their service fees from that sum deposited by the Company on a quarterly basis in arrears.

Reasons for and benefits of the transaction

Advertising businesses are not the core competencies of the Group while the Eastern Aviation Advertising Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, the Eastern Aviation Advertising Company has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the Eastern Aviation Advertising Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the Eastern Aviation Advertising Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB18,202,000 and RMB38,846,000 respectively.

Annual caps

Based on such historical figures, and factors such as the expected expansion and development of the Group’s business, the Group will increase its investments in advertisements, and the total amounts of service fees payable by the Company to the Eastern Aviation Advertising Entities under the Advertising Services Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB50,000,000, RMB60,000,000 and RMB70,000,000, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Advertising Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

B.	NEW CONTINUING CONNECTED TRANSACTIONS

1.	Property Management Services Agreement

The Eastern Investment is a company principally engaged in the businesses of industrial investment and related consultation services, real estate investment and development and property management services.

On 30 August 2013, the Company entered into an agreement with Eastern Investment, pursuant to which Eastern Investment and its subsidiaries (each an “Eastern Investment Entity” and collectively the “Eastern Investment Entities”) will from time to time provide the Group with property services such as property and facilities management, green maintenance, sanitation and hygiene management and order maintenance (the “Property Management Services Agreement”).

Terms

The term of the Property Management Services Agreement is 3 years commencing from 1 January 2014 to 31 December 2016.

Pricing

Under the Property Management Services Agreement, the service fees in relation to the provision of the above services payable to the respective Eastern Investment Entity shall be based on prevailing market rates available from independent third- party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Investment Entity to independent third parties. The service fees relating to property management service are payable quarterly in arrears and the service fees relating to facilities management and green maintenance are payable in April and September in each year.

Reasons for and benefits of the transaction

As the Eastern Investment Entities are property management service providers engaged in property management businesses and are members of the CEA Holding Group, the Board believes that the Eastern Investment Entities have the expertise and experience required for provision of such services and are familiar with the needs of the Group. Accordingly it is in a better position to meet the quality standard and cost efficiency required by the Company in respect of the relevant services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Annual caps

Having considered the Group’s needs for property management and the current price level, the total amounts of service fees payable by the Company to the Eastern Investment Entities under the Property Management Services Agreement for the two financial years ending 31 December 2014 and 2015 are not expected to exceed RMB60,000,000 and RMB70,000,000 respectively. Since the Group expects to start using the new office building located in Shanghai Honqiao International Airport’s west region, the total amount of service fees payable by the Company to the Eastern Investment Entities under the Property Management Services Agreement for the financial year ending 31 December 2016 is not expected to exceed RMB128,000,000, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Property Management Agreement are expected to be less than 5% on an annual basis, such transaction fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

2.	Hotel Accommodation Services Agreement

Eastern Tourism is principally engaged in the businesses of travel services, tourist spots development, travel e-commerce, domestic civil aviation ticket agents, international air transport agency services, sale of travel products and hotel management.

On 30 August 2013, the Company entered into an agreement with Eastern Tourism, pursuant to which Eastern Tourism and its subsidiaries (each an “Eastern Tourism Entity” and collectively the “Eastern Tourism Entities”) will from time to time provide the Group’s flight crews and customers with hotel accommodation and catering services in case of the implementation of night flights, night shift, irregular night flights or flight delays (the “Hotel Accommodation Services Agreement”).

Terms

The term of the Hotel Accommodation Services Agreement is 3 years commencing from 1 January 2014 to 31 December 2016.

Pricing

Under the Hotel Accommodation Services Agreement, the service fees in relation to the provision of above services payable to the respective Eastern Tourism Entity shall be based on prevailing market rates available from independent third- party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Tourism Entity to independent third parties. Such service fees are payable monthly in arrears based on the actual number of rooms, days, persons and meals involved.

Reasons for and benefits of the transaction

The Group needs to provide hotel accommodation and catering to its flight crews and customers in case of the implementation of night flights, night shift, irregular night flights or flight delays. The Eastern Tourism Entities are able to offer such services on normal commercial terms and more importantly, the services provided by the Eastern Tourism Entities are more convenient to the Group’s flight crews and customers than those provided by third parties in terms of the location of accommodation.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Annual caps

Based on the estimated amounts of the transaction involved by the Group and the market price of the above services, the total amounts of service fees payable by the Company to the Eastern Tourism Entities under the Hotel Accommodation Services Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB38,150,000, RMB46,500,000 and RMB55,100,000, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Property Management Agreement are expected to be less than 5% on an annual basis, such transaction fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

C.	SUMMARY OF THE RENEWED CONTINUING CONNECTED TRANSACTIONS AND NEW CONTINUING CONNECTED TRANSACTIONS AND THE ASSOCIATED ANNUAL CAPS

Annual caps For the financial year ending (RMB)
	Agreement and transactions thereunder	31 December 2014	31 December 2015	31 December 2016

1.	Property Leasing Renewal Agreement	RMB110,000,000	RMB125,000,000	RMB150,000,000
	Financial Services Renewal Agreement	RMB6,000,000,000	RMB6,500,000,000	RMB7,000,000,000
2.	– deposit services*
	Import and Export Agency Renewal	RMB120,000,000	RMB135,000,000	RMB150,000,000
3.	Agreement
4.	Catering Services Renewal Agreement*	RMB1,000,000,000	RMB1,230,000,000	RMB1,460,000,000
5.	Sales Agency Services Renewal Agreement	RMB30,000,000	RMB30,000,000	RMB30,000,000
	Maintenance and Repair Services	RMB150,600,000	RMB173,200,000	RMB199,200,000
6.	Renewal Agreement
7.	Advertising Services Renewal Agreement	RMB50,000,000	RMB60,000,000	RMB70,000,000
8.	Property Management Services Agreement	RMB60,000,000	RMB70,000,000	RMB128,000,000
9.	Hotel Accommodation Services Agreement	RMB38,150,000	RMB46,500,000	RMB55,100,000

*	the continuing connected transactions which require Independent Shareholders’ approval at the EGM

In respect of each of the Continuing Connected Transactions, the associated annual cap represents the maximum aggregate annual value of consideration payable under the relevant transaction (or the maximum daily outstanding balance of deposit/loan with respect to the deposit/loan services pursuant to the Financial Services Renewal Agreement). If any annual cap for a transaction is exceeded, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

D.	IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

Please refer to each of the sections headed “Listing Rules implications” under the description of each Continuing Connected Transaction above for an analysis of the implications under the Listing Rules for such Continuing Connected Transaction.

With respect to the provision of loan and financing services under the Financial Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to approval by the Independent Shareholders at the EGM.

Based on the information described above, the Board (save for the independent non- executive Directors in respect of the provision of deposit services under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement) is of the view that the Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Continuing Connected Transactions.

E.	GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the provision of deposit services and loan and financing services under the Financial Services Renewal

Agreement and the associated annual caps; and (ii) the transactions contemplated under the Catering Services Renewal Agreement and the associated annual caps, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps; and (ii) the transactions contemplated under the Catering Services Renewal Agreement and the associated annual caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the transactions contemplated under the Catering Services Renewal Agreement, as well as other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 26 September 2013, because additional time is required to prepare the information to be inserted in the circular, such as the financial information of the Group.

F.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Advertising Services Renewal Agreement”	has the meaning as set out under the section headed “Advertising Services Renewal Agreement” on page 20 of this announcement;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of the Directors;

“Catering Services Renewal Agreement”	has the meaning as set out under the section headed “Catering Services Renewal Agreement” on page 14 of this announcement;

“CEA Development”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“CEA Holding Group”	means CEA Holding and its subsidiaries and other associates, excluding the Group;

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), a company wholly-owned by CEA Holding;

“CEA Yunnan”	means 中國東方航空雲南公司 (China Eastern Air Yunnan Company, a company wholly-owned by CEA Holding;

“CES Development Entities”	means CES Development and its subsidiaries;

“CES Finance”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“CES Finance Entities”	means CES Finance and its subsidiaries;

“Company”

means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Continuing Connected Transactions”	means the Property Leasing Renewal Agreement, the Financial Services Renewal Agreement, the Import and Export Agency Renewal Agreement, the Maintenance and Repair Services Renewal Agreement, the Catering Services Renewal Agreement, the Sales Agency Services Renewal Agreement, the Advertising Services Renewal Agreement, the Property Management Services Agreement and the Hotel Accommodation Services Agreement;

“Directors”	means the directors of the Company;

“Eastern Air Catering Company”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“Eastern Air Catering Entities”	means Eastern Air Catering Company and its subsidiaries;

“Eastern Air Finance Company”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“Eastern Air Finance Entities”	means Eastern Air Finance Company and its subsidiaries;

“Eastern Aviation Advertising Company”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“Eastern Aviation Advertising Entities”	means Eastern Aviation Advertising Company and its subsidiaries;

“Eastern Aviation Import & Export Company”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“Eastern Aviation Import & Export Entities”	means Eastern Aviation Import & Export Company and its subsidiaries;

“Eastern Investment”	means 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.), which is a wholly- owned subsidiary of CEA Holding;

“Eastern Investment Entities”	means Eastern Investment and its subsidiaries;

“Eastern Tourism”	means 東航旅業投資（集團）有限公司 (Eastern Air Tourism Investment Group Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding;

“Eastern Tourism Entities”	means Eastern Tourism and its subsidiaries;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement and the Catering Services Renewal Agreement;

“Existing Advertising Services Agreement”	means the advertising services agreement dated 15 October 2010 entered into between the Eastern Aviation Advertising Company and the Company, details of which are found in the paragraphs headed “Advertising Services Renewal Agreement” on pages 20 to 22 of the Company’s announcement dated 15 October 2010;

“Existing Catering Services Agreement”	means the catering services agreement dated 15 October 2010 entered into between the Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 17 of the Company’s announcement dated 15 October 2010 and the Company’s circular dated 29 October 2010;

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcements of the Company dated 15 October 2010 and 16 January 2013 and the circular of the Company dated 29 October 2010;

“Existing Financial Services Agreement”	means the financial services agreement dated 15 October 2010, as supplemented by an agreement dated 16 January 2013, entered into between the Eastern Air Finance Company and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 10 of the Company’s announcement dated 15 October 2010, the Company’s announcement dated 16 January 2013 and the Company’s circular dated 29 October 2010;

“Existing Import and Export Agency Agreement”	means the import and export agency agreement dated 15 October 2010 entered into between the Eastern Aviation Import & Export Company and the Company, details of which are found in the paragraphs headed “Import and Export Agency Agreement” on pages 10 to 12 of the Company’s announcement dated 15 October 2010;

‘Existing Maintenance and Repair Services Agreement”	means the maintenance services agreement dated 15 October 2010 entered into between the CEA Development and the Company, details of which are found in the paragraphs headed “Maintenance and Repair Services Renewal Agreement” on pages 12 to 15 of the Company’s announcement dated 15 October 2010;

“Existing Property Leasing Agreement”	means the property leasing agreement dated 15 October 2010 entered into between CEA Holding and the Company, details of which are found in the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 6 of the Company’s announcement dated 15 October 2010;

“Existing Sales Agency Services Agreements”	means the sales agency service agreement dated 15 October 2010 entered into between Shanghai Dongmei and the Company, details of which are found in the paragraphs headed “Sales Agency Services Renewal Agreement” on pages 18 to 20 of the Company’s announcement dated 15 October 2010;

“Financial Services Renewal Agreement”	has the meaning as set out under the section headed “Financial Services Renewal Agreement” on page 7 of this announcement;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hotel Accommodation Services Agreement”	has the meaning as set out under the section headed “Hotel Accommodation Services Agreement” on page 24 of this announcement;

“Import and Export Agency Renewal Agreement”	has the meaning as set out under the section headed “Import and Export Agency Renewal Agreement” on page 11 of this announcement;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors to be formed to advise the Independent Shareholders in respect of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the Catering Services Renewal Agreement, and their respective associated annual caps;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Maintenance and Repair Services Renewal Agreement”	has the meaning as set out under the section headed “Maintenance and Repair Services Renewal Agreement” on page 18 of this announcement;

“New Continuing Connected Transactions”	means the new continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed “Property Management Services Agreement” and “Hotel Accommodation Services Agreement” on pages 22 to 25 of this announcement;

“PRC”	means the People’s Republic of China;

“Property Leasing Renewal Agreement”	has the meaning as set out under the section headed “Property Leasing Renewal Agreement” on page 4 of this announcement;

“Property Management Services Agreement”	has the meaning as set out under the section headed “Property Management Services Agreement” on page 22 of this announcement;

“Renewed Continuing Connected Transactions”	means the renewed continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed “Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Agency Renewal Agreement”, “Maintenance and Repair Services Renewal Agreement”, “Catering Services Renewal Agreement”, “Sales Agency Services Renewal Agreement” and “Advertising Services Renewal Agreement” on pages 2 to 22 of this announcement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Sales Agency Services Renewal Agreement”	has the meaning as set out under the section headed “Sales Agency Services Renewal Agreement” on page 16 of this announcement;

“Shanghai Dongmei”	has the meaning as set out under the section headed “Renewal of Existing Continuing Connected Transactions/Background” on page 3 of this announcement;

“Shanghai Dongmei Entities”	means Shanghai Dongmei and its subsidiaries;

“Shanghai Listing Rules”	means the 上海証券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)
Shao Ruiqing	(Independent Non-executive Director)
Li Ruoshan	(Independent Non-executive Director)

Shanghai, the PRC
30 August 2013

– 33 –